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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE                    For Additional Information
                                         Contact: Robert Lentz
                                                  (614) 876-2000

                        SUPERCONDUCTIVE COMPONENTS, INC.
                     REPORTS IMPROVED THIRD QUARTER RESULTS

COLUMBUS, Ohio (October 28, 2005) Superconductive Components, Inc. (OTCBB:
SCCI), a manufacturer of ceramics and metals for advanced applications in batteries, photonic/optical, and high temperature superconductive products, today announced results for the three months ended September 30, 2005.

Total revenues increased 126.5% to $1,021,211 for the three months ended September 30, 2005 from $450,838 for the same period in 2004. The loss applicable to common shares was $44,320, or $0.02 per share, for the third quarter of 2005 compared to a loss applicable to common shares of $262,505, or $0.11 per share, for the same period last year.

Dan Rooney, Chairman, President and Chief Executive Officer, commented, "Our results for the third quarter 2005 included the highest quarter of revenue since the first quarter 2001, improved margins and a substantial reduction in the net loss compared to the prior year. The significant growth in revenues was primarily attributable to increased sales to customers added earlier in 2005 and as well as to existing customers. We benefited from our expanded sales efforts to the photonic/optical market and also qualified for new business due to the ISO 9001:2000 registration we received during the second quarter 2005. Additionally, sales to thin-film battery customers increased substantially during the third quarter and exceeded sales to those customers for the entire first half of 2005. Total revenues for the first nine months of 2005 exceeded revenues for the full-year 2004. During the third quarter 2005, the company received $1,004,000 of new orders, which was the highest quarterly amount in the past three years."

Mr. Rooney added, "Earlier this month we successfully completed a private equity placement. As previously reported, this was the largest single financing in the company's history and significantly improved our capital structure and balance sheet. We plan to increase our presence in the photonic/optical market and further strengthen our leading position in the manufacture of materials for the emerging thin-film battery market."

Other Operating Results

Product revenues increased 160.5% to $953,494 for the third quarter 2005 from $366,072 the prior year as a result of higher sales to existing customers and new Tier 1 automotive customers. Contract research revenues declined to $67,717 for the third quarter 2005 from $84,766 the prior year due to lower revenues related to a Phase II Small Business Innovation Research award from the Department of Energy.

Gross profit increased to $217,158, or 21.3% of total revenues, for the third quarter 2005 from a negative $27,966 for the third quarter 2004. This resulted from increased production and improved operating efficiencies compared to the same period last year. Gross margin on product revenues rose to 22.8% for the third quarter 2005 from a negative gross margin for the third
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quarter a year ago.

General and administrative expense was $171,973 for the third quarter 2005 compared to $174,601 for the same period last year. For the third quarter 2004, general and administrative expenses included $35,586 of non-cash expenses.

Sales and promotional expenses were $56,584 for the third quarter 2005 versus $51,942 for the third quarter 2004.

Nine Month Results

Total revenues for the nine months ended September 30, 2005 increased 42.4% to $2,309,805 compared to $1,621,777 for the same period last year. This was primarily attributable to increased business from existing customers and the addition of new customers. Product revenue increased 45.1% to $2,064,122 for the nine months ended September 30, 2005 compared to $1,422,716 a year ago. Contract research revenue was $245,683 for the 2005 year-to-date period compared to $199,061 for the same period in 2004.

Gross profit was $477,370, or 20.7% of total revenues, for the first nine months of 2005 versus $156,811, or 9.7% of total revenues, a year ago. This increase was due to higher sales and revenue mix for the 2005 year-to-date period compared to last year. Gross margin on product revenue improved to 23.1% in 2005 from 12.1% for the same period in 2004.

General and administrative expenses declined 18.5% to $544,177 for the first nine months of 2005 from $667,601 for the same period last year. The 2004 year-to-date period included $109,094 of one-time expenses related to the company's move to a new facility and non-employee stock warrants.

Sales and promotional expenses for the first nine months of 2005 decreased to $167,518 from $185,112 for the same period last year primarily due to a decline in expenses related to trade shows.

The loss applicable to common shares was $319,595 for the first nine months of 2005 compared to a loss of $911,844 for the same period last year. On a per share basis, the year-to-date loss applicable to common shares was $0.13 versus $0.43 for 2005 and 2004, respectively.

Phase I SBIR Award

In June 2005 the company received a Phase I Small Business Innovation Research award for approximately $100,000. These activities are intended to develop superconductor round wire capable of operating above Tesla 12. The award helps to maintain the company's active involvement in superconductor programs through this type of research. This Phase I activity is expected to continue through the first quarter 2006.

Private Equity Placement

On October 14, 2005, the company completed a private equity financing. This included $1,386,000 in cash for 693,000 shares of the Company's common stock at a price of $2 per share
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and five-year warrants to purchase an additional 173,250 shares of common stock at $3 per share. The company also converted $587,110 of liabilities into 293,555 shares of common stock and five-year warrants to purchase an additional 73,389 shares of common stock at $3 per share.

                     About Superconductive Components, Inc.

Superconductive Components, Inc. operates through SCI Engineered Materials and manufactures ceramics and metals for advanced applications such as thin film batteries, superconductors, and advanced optical systems. The Company also provides materials for thin film applications used in photovoltaics, electronic switches, hardness and decorative coatings. The Company is a global materials supplier with clients in more than 40 countries. Additional information is available at http://www.sciengineeredmaterials.com.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the company and its management, and specifically include statements regarding activities related to a Phase 1 SBIR which are expected to continue through the first quarter 2006 (paragraph 14). These forward-looking statements involve numerous risks and uncertainties, including, without limitation: the development of the thin film battery market, the impact of competitive products and services, the ability to adapt to technological changes, the availability of capital, and other risks and uncertainties detailed from time to time in the company's Securities and Exchange Commission filings, including the company's Annual Report on Form 10-KSB for the year ended December 31, 2004. One or more of these factors have affected, and could in the future affect, the company's projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the company. The company assumes no obligation to update any forward-looking statements.